Exhibit 99.1

Aeterna Zentaris Inc. 1405 du Parc-Technologique Blvd.
Québec (Québec) Canada G1P 4P5 T 418-652-8525
www.aezsinc.com
Press Release
For immediate release

Aeterna Zentaris Reports Second Quarter Financial and Operating Results
Strong fundamentals; pace of transformation accelerates; dilution negatively impacts stock price

All amounts are in US Dollars
Second quarter key developments

•	Data and Safety Monitoring Board recommends continuation of ZoptEC Phase 3 study of zoptarelin doxorubicin; patient enrollment completed; second interim results expected in early October 2015

•	Macrilen™ confirmatory Phase 3 study initiated

•	Saizen® co-promotion agreement concluded; promotional activities launched on July 27, subsequent to quarter-end

•	Global optimization program successfully completed; significant reduction of expenses at Frankfurt office through lease renegotiation

Quebec City, Canada, August 13, 2015 - Aeterna Zentaris Inc. (NASDAQ: AEZS) (TSX: AEZ) (the "Company"), a specialty biopharmaceutical company engaged in developing and commercializing novel treatments in oncology, endocrinology and women's health, today reported financial and operating results as at and for the second quarter ended June 30, 2015.
Commenting on second quarter results, David A. Dodd, Chairman, President and Chief Executive Officer of the Company, stated, "During the second quarter, our progress toward the transformation of the Company accelerated. We made significant progress in the advancement of our pipeline and now have two products in Phase 3. Our commercial efforts gained momentum with our conclusion of a co-promotion agreement for Saizen®, a leading product in the $1.6 billion US market for the treatment of growth hormone deficiency in children and adults. Our sales force began promoting the product after the end of the quarter. Furthermore, we renegotiated our Frankfurt lease so as to enable us to save an estimated $0.5 million per year beginning in 2016. Overall, in the second quarter, we believe that we delivered on our commitment to make the Company a more highly focused and efficient entity with a strong pipeline of internally developed products and a meaningful commercial presence."
Continuing with his commentary on the second quarter, Mr. Dodd stated, "During the first quarter of this year, we made the decision to raise a significant amount of capital to see us through the next 18 months of the implementation of our strategy. As a result, we are in a strong financial position with cash and cash equivalents of approximately $45.5 million as of June 30. However, the pressure being exerted on our stock price since our public offering does not reflect this strong cash position, our recent achievements and overall corporate value. We believe that the dilution attributable to warrants issued in the offering during the first quarter is the reason for the pressure on our stock price and that such dilution could continue for the next several months. Nonetheless, we remain focused on our upcoming drug development and commercial milestones which we believe will enable us to ultimately achieve our goal of becoming a commercially operating specialty biopharmaceutical company."
Second Quarter Financial Highlights
Research and development ("R&D") costs were $4.5 million for the three-month period ended June 30, 2015, as compared to $5.5 million for the same period in 2014. A substantial portion of this decrease is mainly due to the realization of cost savings in connection with the Company’s global resource optimization program as well as to the weakening, in 2015, of the EUR against the US dollar. The decrease was partly compensated by higher third‑party costs associated with the Company’s ZoptEC Phase 3 trial in endometrial cancer.
Selling expenses were $1.7 million for the three-month period ended June 30, 2015, as compared to $0.5 million for the same period in 2014. This increase is mainly attributable to the Company’s implementation of its sales force and the related promotional activities associated with EstroGel® in the last quarter of 2014. More specifically, approximately $1.0 million of the Company’s selling expenses represented increased costs associated with the Company’s contracted sales force and in-house sales and marketing staff.
Net finance costs were $7.2 million for the three-month period ended June 30, 2015, as compared to net financial income of $3.2 million for the same period in 2014. The increase in net finance costs of $10.4 million is mainly related to the change in the estimated fair value of the Company's warrant liability.
Net loss for the three-month period ended June 30, 2015 was $15.1 million or $0.14 per basic and diluted share, as compared to $5.0 million or $0.09 per basic and diluted share for the same period in 2014. This increase is predominantly due to higher comparative net finance costs and to higher comparative selling expenses, partially offset by lower comparative R&D costs.
At the opening of the second quarter, the Company had 93.6 million issued and outstanding common shares. On June 30 and August 12, 2015, the Company had 139.9 million and 182.3 million issued and outstanding common shares, respectively. The increase in the Company’s outstanding shares during the quarter and subsequent to quarter-end through August 12, 2015, results from the issuance of 31.6 million common shares upon exercise of pre-funded Series C warrants and 56.8 million common shares upon the alternate cashless exercise of Series B warrants issued as part of our previously disclosed March 2015 $37 million public equity financing. As of August 12, 2015, all pre-funded Series C Warrants had been exercised and of the 29.8 million Series B warrants initially issued, there remain an additional 20.9 million Series B warrants available for exercise into common shares, including through the alternate cashless exercise feature.
Cash and cash equivalents were $45.5 million as at June 30, 2015, compared to $34.9 million as at December 31, 2014.
Conference Call
Management will be hosting a conference call for the investment community beginning at 8:30 a.m. (Eastern) tomorrow, Friday, August 14, 2015, to discuss the 2015 second quarter results. Individuals interested in participating in the live conference call by telephone may dial, in Canada, 514-807-9895 or 647-427-7450, outside Canada, 888-231-8191. They may also listen through the Internet at www.aezsinc.com in the "Newsroom" section. A replay will be available on the Company's website for 30 days following the live event.
For reference, the Management's Discussion and Analysis of Financial Condition and Results of Operations for the second quarter 2015, as well as the Company's consolidated financial statements, can be found at www.aezsinc.com in the "Investors" section.

About Aeterna Zentaris Inc.
Aeterna Zentaris is a specialty biopharmaceutical company engaged in developing and commercializing novel treatments in oncology, endocrinology and women's health. For more information, visit www.aezsinc.com.
Forward-Looking Statements
This press release contains forward-looking statements made pursuant to the safe harbor provisions of the US Securities Litigation Reform Act of 1995. Forward-looking statements involve known and unknown risks and uncertainties that could cause the Company's actual results to differ materially from those in the forward-looking statements. Such risks and uncertainties include, among others, the availability of funds and resources to pursue R&D projects and clinical trials, the successful and timely completion of clinical studies, the risk that safety and efficacy data from any of our Phase 3 trials may not coincide with the data analyses from previously reported Phase 1 and/or Phase 2 clinical trials, the ability of the Company to efficiently commercialize one or more of its products or product candidates, the ability of the Company to take advantage of business opportunities in the pharmaceutical industry, uncertainties related to the regulatory process, the ability to protect our intellectual property, the potential of liability arising from shareholder lawsuits and general changes in economic conditions. Investors should consult the Company's quarterly and annual filings with the Canadian and US securities commissions for additional information on risks and uncertainties relating to forward-looking statements. Investors are cautioned not to place undue reliance on these forward-looking statements. The Company does not undertake to update these forward-looking statements. We disclaim any obligation to update any such factors or to publicly announce the result of any revisions to any of the forward-looking statements contained herein to reflect future results, events or developments, unless required to do so by a governmental authority or by applicable law.
Contact
Paul Burroughs
Director of Communications
(418) 652-8525 ext. 406
pburroughs@aezsinc.com

Attachment: Financial summary

Condensed Interim Consolidated Statements of Comprehensive Loss Information

	Three months ended June 30,		Six months ended June 30,
(in thousands)	2015	2014	2015	2014
	$	$	$	$
Revenues
License fees and other	197	—	270	—
	197	—	270	—
Operating expenses
Research and development costs	4,476	5,462	8,941	11,292
General ans administrative expenses	2,001	2,471	5,445	4,444
Selling expenses	1,709	477	3,409	869
	8,186	8,410	17,795	16,605
Loss from operations	(7,989)	(8,410)	(17,525)	(16,605)
Finance income	444	3,161	239	7,150
Finance costs	(7,603)	—	(7,498)	(98)
Net finance (costs) income	(7,159)	3,161	(7,259)	7,052
Net loss from continuing operations	(15,148)	(5,249)	(24,784)	(9,553)
Net income (loss) from discontinued operations	49	225	(51)	173
Net loss	(15,099)	(5,024)	(24,835)	(9,380)
Other comprehensive income (loss):
Items that may be reclassified subsequently to profit or loss:
Foreign currency translation adjustments	(494)	(117)	1,281	(94)
Items that will not be reclassified to profit or loss:
Actuarial gain (loss) on defined benefit plans	2,261	(1,111)	960	(2,070)
Comprehensive loss	(13,332)	(6,252)	(22,594)	(11,544)
Net loss per share (basic and diluted) from continuing operations	(0.14)	(0.09)	(0.27)	(0.17)
Net income (loss) per share (basic and diluted) from discontinued operations	0.00	0.00	0.00	0.00
Net loss (basic and diluted) per share	(0.14)	(0.09)	(0.27)	(0.17)
Weighted average number of shares outstanding:
Basic	110,639,931	56,513,969	91,254,475	55,722,113
Diluted	110,639,931	56,513,969	91,254,475	55,722,113

Condensed Interim Consolidated Statement of Financial Position Information

	As at June 30,	As at December 31,
(in thousands)	2015	2014
	$	$
Cash and cash equivalents[1]	45,458	34,931
Trade and other receivables and other current assets	1,942	1,286
Restricted cash equivalents	703	760
Property, plant and equipment	344	797
Other non-current assets	8,799	9,661
Total assets	57,246	47,435
Payables and other current liabilities	5,329	7,304
Current portion of deferred revenues	250	270
Warrant liability	27,684	8,225
Non-financial non-current liabilities[2]	14,576	17,152
Total liabilities	47,839	32,951
Shareholders' equity	9,407	14,484
Total liabilities and shareholders' equity	57,246	47,435
_________________________

[1]	Of which approximately $5.8 million was denominated in EUR as at June 30, 2015 ($3.6 million as at December 31, 2014)

[2]	Comprised mainly of employee future benefits and provisions for onerous contracts.

4